Exhibit 99.1

May 28, 2024

Diversified Energy Company PLC
(“Diversified” or the “Company”)

Result of General Meeting

Diversified Energy Company PLC (LSE:DEC, NYSE:DEC) is pleased to announce that the sole resolution put to shareholders at the Company's General Meeting held earlier today was duly passed.

The General Meeting was held to invite shareholders to consider the resolution in connection with the proposed acquisition of Oaktree Capital Management's working interests in certain assets operated by Diversified in the Central Region (the “Acquisition”), as described in the announcement released on March 19, 2024 and the shareholder circular (including the notice of general meeting) published on May 9, 2024 (the “Circular”).

The total votes were cast as follows:

Resolution		For	%	Against	%	Withheld
1	Approval of the Acquisition	27,587,442	99.7%	83,458	0.3%	66,143

Note: A vote “Withheld” is not a vote in law and is not counted in the calculation of the proportion of the votes “For” or “Against” shown.

The full text of the resolution passed at the General Meeting are set out in the Circular and has also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Board of Diversified Energy Company PLC is pleased to note that shareholders approved the Acquisition with substantial support, and would like to thank shareholders for their input and continued support.

Acquisition Update

Following approval by Shareholders, the Company expects to complete the Acquisition  before the end of the second quarter 2024. A further announcement will be made once the Acquisition has been completed.

Capitalised terms not otherwise defined in the text of this announcement have the meanings given in the Circular.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.